GRASIM

ADITYA BIRLA GROUP

82-3322

04 MAR -4 AM 7:21

February 17, 2004

To,
Securities & Exchange Commission
Division of Corporate Finance
450, Fifth Street,
Washington DC 20459, USA

04010289

SUPPL

Fax : /

Dear Sir,

We wish to inform that due to water scarcity in central part of Karnataka, arising out of poor monsoon, the Bhadra dam authorities have temporarily stopped release of water in Tungbhadra canal system on 1st Feb 04, to conserve water. They are expected to start the release again on 23rd Feb04.

As a result of the above, the water level in the Tungbhadra canal system from which our Viscose Staple Fibre plant and Pulp plant at Harihar draw water reached a critical level on 15th Feb forcing the stoppage of Pulp plant on 16th Feb and VSF plant on 17th Feb. Based on restart of release of water from 23rd Feb 04, it is expected that water levels will become normal by 5th March when both plants are expected to resume production.

However, the aforesaid event will not have any significant impact on current quarter's profitability as (a) Company's other two VSF plants at Nagda (MP) and Kharach(Gujarat) are already operating at more than rated capacity, and (b) the company has already built up sufficient inventory level to meet the customers' requirement.

Thanking you.

Yours faithfully,

Ashok Malu
Company Secretary

PROCESSED
MAR 04 2004
THOMSON FINANCIAL

3/4

GRASIM INDUSTRIES LIMITED
(Corporate Finance Division)